Exhibit 4.50

Execution Version

TERMINATION AND SETTLEMENT AGREEMENT

Thomas SooHoo

c/o eLong, Inc.

3rd Floor, Xingke Plaza B

10 Jiu Xian Qiao Road

Chao Yang District

Beijing 100016, PRC

May 24, 2007

Dear Thomas:

On April 12, 2007 (the “Notice Date”) you delivered to the Board of Directors of eLong, Inc. (“eLong” or the “Company”) your voluntarily resignation from your positions as the Company’s Chief Executive Officer and as a member of the Board of Directors of the Company. The Board of Directors has accepted the resignation, effective as of April 16, 2007 (the “Resignation Date”). You have agreed that you will be a non-executive employee of the Company until the end of the 90-day notice period, namely through July 12, 2007 (the “Termination Date”). This letter (“Letter Agreement”) confirms the Company’s agreement as to your resignation from employment and the terms and conditions thereof. For good and valuable consideration, we have agreed as follows:

1. Resignation from Employment. eLong’s Board of Directors has accepted your resignation as Chief Executive Officer and as a member of the Board of Directors of the Company effective as of the Resignation Date. You will not be paid any discretionary bonus with respect to the fiscal year ended December 31, 2007. You will continue to be paid your present annual base salary of US$120,000 per annum, pro rated, through the Termination Date, payable in accordance with the normal payroll policies of the Company. In addition, you will receive through the Termination Date all other employee benefits set forth in Section 4 under your December 19, 2005 Employment Agreement with the Company (the “Employment Agreement”). The Company has the right to deduct from any payments due to you any amounts you owed to the Company, which amounts are set forth in Annex A attached hereto.

From the Resignation Date until the Termination Date, you will no longer be the Chief Executive Officer of the Company but will be a non-executive employee of the Company whose duties will consist solely of assisting the Company to accomplish an orderly transition of your former duties as the Chief Executive Officer to the newly appointed Interim Chief Executive Officer. You will cooperate with the Company when, as and if requested by the Company, in connection with such transition. You will not be required to be present in the Company’s Beijing office each of the working days prior to the Termination Date, however, upon reasonable advance written request by the Company you shall make yourself available by telephone, e-mail, or in person in order to assist with any transition matters. Effective as of April 30, 2007, you will no longer be entitled to access the eLong executive support services.

2. No Severance Obligation. The termination of your employment with the Company pursuant to this Letter Agreement shall be considered a Voluntary Termination by you pursuant to Section 6(b) of the Employment Agreement. As a result, you will not be entitled to receive any severance benefits pursuant to Section 6(d) of the Employment Agreement.

3. Termination of Employment Agreement. Except for Section 5 (Reps and Warranties), Section 6(f) (Misconduct After Termination), Section 8 (Employee Obligations Agreement), Section 9 (Governing Law; Arbitration), Section 10 (Notices), Section 11 (Non-Disparagement) and Section 12 (b)-(h) (Miscellaneous) of the Employment Agreement, which will survive as indicated in such provisions or, if no such period of time is indicated, indefinitely, you and eLong hereby agree that the Employment Agreement will be terminated effective as of the Termination Date. You agree that the Employee Non-Competition, Non-Solicitation, Confidential Information and Work Product Agreement dated as of December 19, 2005 (the “Employee Obligations Agreements”) you entered into with each of eLong and with eLongNet Information Technology (Beijing) Co. Ltd. will each survive the termination of your employment in accordance with their terms.

4. Stock Option and Performance Unit Grants.

On January 23, 2006 (the “Start Date”), the Company granted you, upon the terms and conditions set forth in the Company’s Stock and Annual Incentive Plan adopted on July 23, 2004 (the “2004 Plan”) and upon the additional terms and conditions set forth in a Stock Option Agreement between the Company and you, a stock option (the “Stock Option”) to purchase that number of ordinary shares of the Company which has a value of US$750,000 based on the last reported sale price of Company’s American Depositary Shares (“ADSs”) on the Nasdaq National Market as reported by Nasdaq as of the date immediately preceding the Start Date.

On the Start Date, the Company granted you, upon the terms and conditions set forth in the 2004 Plan and upon the additional terms and conditions set forth in a Performance Unit Agreement between the Company and you, that number of Performance Units, which would have, were each Performance Unit an ordinary share of the Company, the value of US$810,000 (the “Performance Unit Award”), based on the last reported sale price of Company’s ADSs on the Nasdaq National Market as reported by Nasdaq as of the date immediately preceding the Start Date.

Both parties agree and acknowledge that the Stock Options and Performance Units are subject to the terms and conditions set forth respectively in the 2004 Plan, as indicated above, the Employment Agreement and the applicable Stock Option Agreement or Performance Units Agreement entered into by you and the Company.

As of the Termination Date, pursuant to the terms of the Stock Option Agreement, the Stock Options will have vested with respect to Thirty Thousand Four Hundred Eighty Eight (30,488) Ordinary Shares (the “Vested Stock Options”) of the Company.

As of the Termination Date, pursuant to the terms of the Performance Unit Agreement, the Performance Units will have vested with respect to Thirty Two Thousand Nine Hundred Twenty Eight (32,928) Ordinary Shares (the “Vested Performance Units”) of the Company.

In addition, as of the Termination Date, and pursuant to the terms of the Stock Option Agreement and the 2004 Plan, you will have 90 days from the Termination Date to exercise the Vested Stock Options.

Pursuant to Section 3(e)(ii) of the Employment Agreement, you are entitled to the settlement of Sixteen Thousand Four Hundred Sixty Four (16,464) Performance Units (the “Termination Performance Units”) (which, for purposes of clarity, are included in the Vested Performance Units and are not in addition to such Vested Performance Units) by reason of your termination of employment with the Company for a reason other than death or disability. Such payments are subject to the 6-month delay rule under Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”). With respect to the Termination Performance Units, pursuant to the Employment Agreement, the Company shall not issue and deliver to you the number of ordinary shares of the Company required to be issued to you until six (6) months after the Termination Date. If the Company makes any payment in violation of the 6-month delay rule under Section 409A of the Code such that you become subject to any penalties, the Company shall reimburse you for the amount of any such penalty by the Internal Revenue Service under Section 409A of the Code.

5. Acknowledgement. You acknowledge and agree that the benefits provided to you under Section 1 of the WFOE Employee Obligations Agreement which include but are not limited to the payment of US$5,000 per year (which amount is to be pro rated for any portion of a year for which payment is due) for each year or portion thereof following your termination of employment with us during which the provisions of Section 1 of the WFOE Employee Obligations Agreement apply, are adequate consideration for your performance of the obligations under Section 1 of the WFOE Employee Obligations Agreement. In addition, you hereby acknowledge and agree that any payment due to you under Section 1 of the WFOE Employee Obligations Agreement shall be paid to you at the end of each applicable year, subject to your performance of your obligations under the WFOE Employee Obligations Agreement. Further, the Employee Obligations Agreements shall remain in full force and effect following the termination of your employment. The WFOE Employee Obligations Agreement has been translated into Chinese and has been executed by the parties. In the event that there is any conflict between the English version of WFOE Employee Obligations Agreement and the translated version, the provisions of the English version of the WFOE Employee Obligations Agreement shall be binding on all parties.

6. Return of eLong Property and Acknowledgement. Pursuant to the Employee Obligations Agreement, you are required to return all Work Product and Confidential Information (as each term is defined in the Employee Obligations Agreement), and all notes, memoranda, records, customer lists, proposals, business plans or other documents and all computer software, materials, tools, equipment or other property (or copies of any of the foregoing) in your possession or under your control, relating to any work done for eLong, or otherwise belonging to the Company before the Termination Date. Pursuant to Section 7 of the Employee Obligations Agreement, you will sign and deliver to the Company the certificate attached hereto as ANNEX B on or before the Termination Date.

7. Non-Disparagement. To the extent permitted by law, you shall not make, publish or state, or cause to be made, published or stated, any defamatory or disparaging statement, writing or communication pertaining to the character, reputation, business practices, competence or conduct of the Company, its subsidiaries, affiliates, shareholders, directors, officers, employees, agents, representatives or successors.

8. Release. In exchange for eLong’s promises and agreements contained herein, and subject in all events to the effectiveness of this Letter Agreement, you hereby agree, on your own behalf, and on behalf of your heirs, successors and assigns, that the terms of this Letter Agreement will be in complete and final settlement of any and all claims, rights, interests, demands, compensation and damages (“Claims”), whether known or unknown, of every name and nature, both in law and equity, you have or may have, or have ever had from the beginning of your employment with the Company to the Termination Date, against eLong or any subsidiary or affiliated Chinese entity of eLong, together with each of those entities’ present and former directors, officers, employees, independent contractors, consultants, shareholders, managers, members, partners, trustees, beneficiaries, agents or successors (collectively, the “Releases”) through the Termination Date, in any way relating to or arising out of your employment with eLong, and the termination of such employment. This release does not release eLong from any of its obligations under this Letter Agreement. You further represent that you have not filed against the Company or any of the other Releases, any complaints, charges or lawsuits with any governmental agency or any court prior to the date hereof.

You acknowledge that prior to your execution of this release: you have been provided with the option and opportunity of reviewing this release with independent counsel of your own choosing and have, in fact, consulted with your attorney concerning this release and Agreement; you are competent to exercise this release; the only consideration for this release are the benefits described herein and no other promise or agreement has been made; your agreement to execute this release has not been obtained by any duress; and you fully understand that this document is intended to be a complete and legally binding general release. You further acknowledge that the drafters of this Letter Agreement, attorneys at Goulston & Storrs, P.C., represent the Company and not you.

9. Obligation to Cooperate. You agree to make yourself reasonably available to the Company to respond to reasonable requests by the Company for information concerning matters involving facts or events, relating to the Company or any of the Company’s subsidiaries or affiliated Chinese entities, that may be within your knowledge, and to cooperate with and assist the Company and any subsidiary or affiliated Chinese entity as reasonably requested with respect to any pending and future litigation, arbitration or other dispute resolution relating to any matter in which you were involved during your employment with the Company.

10. Indemnification.

(a) You hereby agree to defend, hold harmless and indemnify eLong, its subsidiaries and its affiliated Chinese entities from and against any losses, assessments, liabilities, claims, damages, costs and expenses (including without limitation reasonable attorneys’ fees and disbursements) which arise out of or result from any and all taxes attributable to or owing by eLong, its subsidiaries and its affiliated Chinese entities in connection with your exercise of the Vested Stock Options and settlement of the Vested Performance Units.

(b) Notwithstanding anything herein to the contrary, eLong, its subsidiaries or its affiliated Chinese entities will be entitled to offset, against any amounts due to you or otherwise payable to you from eLong, its subsidiaries or its affiliated Chinese entities including without limitation from any Ordinary Shares due to you upon exercise of any Stock Options and / or settlement of Performance Units, any amount which you may owe to eLong, its subsidiaries or its affiliated Chinese entities pursuant to Section 10(a) above .

11. Governing Law. This Agreement, together with the Employment Agreement, shall be governed by and construed in accordance with the laws of the State of New York as applied to agreements among residents of the State of New York entered into and to be performed entirely within the State of New York.

Any controversy or claim arising out of or relating to this Agreement shall be settled in accordance with Section 9(b) and (c) of the Employment Agreement. Any controversy or claim arising out of or relating to the Employee Obligations Agreements shall be settled in accordance with Section 8(b) of the Employee Obligations Agreements.

You agree that should any of the provisions of this Agreement be declared or determined by any court to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby.

If, after review, you agree to and accept the terms and conditions of this Letter Agreement, please sign and return the enclosed copy of this letter by no later than May 24, 2007.

Sincerely,

/s/ Henrik Kjellberg
Henrik Kjellberg
Chairman of the eLong Board of Directors

cc:	Expedia, Inc.

3150 139th Avenue SE

Bellevue, WA 98005, USA,

Attention: Chief Financial Officer, Expedia Asia Pacific

AGREED AND ACCEPTED:

We hereby accept and agree to all of the terms and provisions of this Agreement.

/s/ Thomas SooHoo
Thomas SooHoo
Date:

ELONG, INC.

By:	/s/ Henrik Kjellberg
Printed Name: Henrik Kjellberg
Title:	Interim CEO
Date:

ANNEX A

1. Payments due to Tom from Company: (For period from notice of resignation (April 12th, 2007) through end of 3 month notice period (July 12th, 2007))

Items	Annual Payment		From April 13th to July 12th		# Of Vested (In ordinary shares)	Tax to be Withheld			Net Pay
Base Salary	US$	120,000.00	US$	30,000.00	N/A	US$	7,373.46		US$	22,626.54
Benefits (transportation, car-related costs, childrens’ education, meals and laundry, housing expenses)	US$	168,000.00	US$	41,330.78	N/A	US$	0 Note:	(3)	US$	41,330.78
Annual leave		10 days	US$	4,780.10	N/A	US$	861.86		US$	3,918.24
Stock Option		N/A		N/A	30,488		N/A			N/A
PU		N/A		N/A	32,928		N/A			See Part 4 below
Total in Cash:	US$	288,000.00	US$	76,110.88	63,416	US$	8,235.32		US$	67,875.56

Notes: (1) Pay will be made on a monthly basis in accordance with eLong payroll procedures; (2) Exchange rate used is US$1.00=RMB7.729 (April 23, ‘07); (3) No tax will be withheld if receipts are submitted that support expenses for the full allowance: if receipts are submitted for less than full allowance, then relevant tax will be withheld.

2. Amounts due to Company from Tom:

Items	Gross Amount	Tax Paid		Net Due
Signing Bonus	US$30,000.00	US$	12,971.16	US$	17,028.84
Purchase Auto (as of July 12th, 2007)	US$31,364.02 (RMB 242,412.54; Based on 5 yr depreciation of purchase price of RMB 346,476, per contract).		N/A	US$	31,364.02
Total:	US$61,364.02	US$	12,971.16	US$	48,392.86

3. Offset and Net Cash Amounts Due:

Company owes Tom: US$ 67,875.56

Tom owes Company: US$ 48,392.86

Net Offset: Company owes Tom: US$19,482.70.

Note: Company owes Tom (i) 30,488 options (upon payment of purchase price); and (ii) 32,928 Performance Units. Grant of Performance Units is subject to 6 month delay as required in Employment Contract Section 3(e) and under § 409A of U. S. Internal Revenue Code: Company may not issue and deliver the Performance Units until 6 months from the Termination Date (July 12th, 2007), meaning not until Jan 13, 2008.

4. Value of Performance Units (to be collected at PU Settlement Date):

Items	Gross Value based on Market Price at Vesting		Tax (based on value at Vesting)		Current Value of Balance
PU Tax (vested on Jan 23,2007)	US$	172,671.81	US$	53,992.23	US$	118,679.58
PU Tax (vested on Apr 23,2007)	US$	32,040.89	US$	14,418.40	US$	17,622.49
Total:	US$	204,712.70	US$	68,410.63	US$	136,302.07

Note: 1. Tom is given the choice of settling the tax by either: (1) cash repayment by Tom to Company; or (2) reduction in amount of PUs issued to Tom

2. 26,342 Ordinary Shares of Performance Units vested on January 23, 2007; 6,586 Ordinary Shares of the award vested on April 23, 2007: total of 32,928 shares. The settlement of 16,464 Performance Units will be subject to the 6-month delay rule under Section 409A of the United States Internal Revenue Code of 1986, as amended.

5. Final business expenses (business-related meals or transport):

Tom has not yet submitted receipts for the relevant period. These will be reviewed and reimbursed separately.

5. Payment under Section 1 of the WFOE Employee Obligations Agreement

eLong will pay to Tom US$5,000 per year (which amount is to be pro rated for any portion of a year for which payment is due) for each year or portion thereof following Tom's termination of employment with us during which the provisions of Section 1 of the WFOE Employee Obligations Agreement apply. Any payment due to Tom under Section 1 of the WFOE Employee Obligations Agreement shall be paid to Tom at the end of each applicable year, subject to Tom's performance of his obligations under the WFOE Employee Obligations Agreement.

ANNEX B

TERMINATION CERTIFICATE

This is to certify that I do not have in my possession or custody, nor have I failed to return, any Work Product (as defined in the Employee Non-competition, Non-solicitation, Confidential Information and Work Product Agreement between me and eLong, Inc. (“eLong”)) or any notes, memoranda, records, customer lists, proposals, business plans or other documents or any computer software, materials, tools, equipment or other property (or copies of any of the foregoing) belonging to eLong.

/s/ Thomas SooHoo
Thomas SooHoo

Date: